FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 May 2011

HANG SENG BANK LIMITED
FIRST INTERIM DIVIDEND FOR 2011

The Board of Hang Seng Bank Limited has declared a first interim dividend in respect of the year ending 31 December 2011 of HK$1.10 per share.

The Board of Directors of Hang Seng Bank Limited (the "Bank") today declared a first interim dividend in respect of the year ending 31 December 2011 of HK$1.10 per share, which will be payable on Thursday, 2 June 2011, to shareholders whose names appear on the Register of Shareholders of the Bank on Thursday, 19 May 2011.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

REGISTER OF SHAREHOLDERS
The Register of Shareholders of the Bank will be closed for one day on Thursday, 19 May 2011, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2011, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30pm on Wednesday, 18 May 2011. Shares of the Bank will be traded ex-dividend as from Tuesday, 17 May 2011.

RESULTS FOR FIRST HALF OF 2011
The results of the Bank for the first half of 2011 will be announced on Monday, 1 August 2011.

PROPOSED TIMETABLES FOR THE SECOND, THIRD AND FOURTH INTERIM DIVIDENDS FOR 2011
The proposed timetables for the second, third and fourth interim dividends in respect of the year ending 31 December 2011 are:

Second Interim Dividend for 2011
Announcement date	1 August 2011
Book close and record date	17 August 2011
Payment date	1 September 2011

Third Interim Dividend for 2011
Announcement date	7 November 2011
Book close and record date	23 November 2011
Payment date	8 December 2011

Fourth Interim Dividend for 2011
Announcement date	27 February 2012
Book close and record date	14 March 2012
Payment date	29 March 2012

DIRECTORS
As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Jenkin Hui*, Ms Sarah C Legg#, Mr William W Leung, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Mark S McCombe#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent Non-executive Directors
# Non-executive Directors

By Order of the Board
C C Li
Secretary

Hong Kong, 3 May 2011

Hang Seng Bank Limited
Incorporated in Hong Kong with limited liability
Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 3 May, 2011